1101 Marina Village Parkway, Suite 201 Alameda, CA 94501 T: 510-671-8370, F: 510-671-8619 www.agexinc.com

January 26, 2021

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

RE:	AgeX Therapeutics, Inc.
Registration Statement on Form S-3
File No. 333-251988

Ladies/Gentlemen:

The undersigned registrant, AgeX Therapeutics, Inc. (the “Company”) hereby requests that its Registration Statement on Form S-3, as amended, File No. 333-251988, be declared effective at 9:30 a.m. on Friday, January 29, 2021, or as soon thereafter as practicable.

The registrant acknowledges that:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

AgeX Therapeutics, Inc.

By:	/s/ Andrea Park
Chief Financial Officer